FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Sub:	Qualified institutions placement of equity shares of face value of Rs. 2 each (“Equity Shares”) by ICICI Bank Limited (the “Bank”) under Chapter VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the “SEBI ICDR Regulations”) and Sections 42 and 62 of the Companies Act, 2013 and the rules framed thereunder, each as amended (the “Issue”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Issuance Committee of the Board of Directors of the Bank (the “Issuance Committee”) at its meeting held today, i.e., August 15, 2020, approved allotment of 418,994,413 Equity Shares of face value Rs. 2 each to eligible qualified institutional buyers at the issue price of Rs. 358.00 per Equity Share, i.e., at a premium of Rs. 356.00 per Equity Share, aggregating to Rs. 149,999,999,854, pursuant to the Issue.

The Issue opened on August 10, 2020 and closed on August 14, 2020 and the same was intimated through our letters dated August 10, 2020 and August 14, 2020 respectively.

Pursuant to the allotment of Equity Shares in the Issue, the paid-up equity share capital of the Bank stands increased from Rs. 12,952,832,416 consisting of 6,476,416,208 Equity Shares of face value Rs. 2 each to Rs. 13,790,821,242 consisting of 6,895,410,621 Equity Shares of face value Rs. 2 each.

Further, find attached herewith the list of allottees who have been allotted more than five percent (5%) of the Equity Shares offered in the Issue, marked as Annexure A.

The meeting of the Issuance Committee commenced at 12 Noon and concluded at 12:05 p.m.

Kindly take the same on record.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure A

LIST OF ALLOTTEES WHO HAVE BEEN ALLOTTED MORE THAN 5% OF THE EQUITY SHARES OFFERED IN THE ISSUE

Sr. No.	Name of the Allottee	No. of Equity Shares Allotted	% of total Equity Shares offered in the Issue
1.	Monetary Authority Of Singapore	46,444,449	11.08%
2.	Morgan Stanley Investment Management Inc. A/C - Morgan Stanley Investment Funds Global Opportunity Fund	30,631,079	7.31%
3.	Societe Generale-ODI	23,248,700	5.55%

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 15, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager